Exhibit 12.1
CA, Inc.
STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Years Ended March 31,
	2005	2006	2007	2008	2009

Earnings available for fixed charges:

Earnings from continuing operations before income taxes, minority interest and discontinued operations	$34	$125	$160	$808	$1,102

Add: Fixed charges	221	165	199	215	154

Less: Minority Interest in pre-tax loss of subsidiaries that have not incurred fixed charges	—	1	—	—	—

Total earnings available for fixed charges	$255	$291	$359	$1,023	$1,256

Fixed charges:

Interest expense(1)	$153	$95	$123	$136	$93
Interest portion of rental expense	68	70	76	79	61

Total fixed charges	$221	$165	$199	$215	$154

RATIOS OF EARNINGS TO FIXED CHARGES	1.15	1.77	1.81	4.75	8.16

Deficiency of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a

(1)	Includes amortization of discount related to indebtedness